UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Jamba, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

47023A309
(CUSIP Number)

Brian Guzman, General Counsel, Partner Indus Capital Partners 888 7th Avenue, 26th Floor New York, NY 10019
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	47023A309

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Indus Capital Partners, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,430,860

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,430,860

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,430,860

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	47023A309

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Indus Partners, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,430,860

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,430,860

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,430,860

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	47023A309

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Indus Markor Master Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,430,860

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,430,860

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,430,860

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	47023A309

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sheldon Kasowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,430,860

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,430,860

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,430,860

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	47023A309

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Byron Gill

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,430,860

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,430,860

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,430,860

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	47023A309

Item 1.	Security and Issuer.

The name of the issuer is Jamba, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 3001 Dallas Parkway, Suite 140, Frisco, Texas 75034. This Amendment No. 1 to Schedule 13D relates to the Issuer’s Common Stock, $0.001 par value (the “Shares”).

Item 2.	Identity and Background.

(a), (f) The persons filing this statement are: (i) Indus Capital Partners, LLC, a Delaware limited liability company (“Indus Capital”); (ii) Indus Partners, LLC, a Delaware limited liability company (“Indus Partners”); (iii) Indus Markor Master Fund, L.P., a Cayman Islands exempted limited partnership (the “Master Fund”); (iv) Sheldon Kasowitz, a United States citizen (“Mr. Kasowitz”); and (v) Byron Gill, a United States citizen (“Mr. Gill”, and collectively with Indus Capital, Indus Partners, the Master Fund and Mr. Kasowitz, the “Reporting Persons”).

(b), (c) Indus Capital is an investment adviser registered with the Securities and Exchange Commission (the “SEC”) that is principally engaged in the business of providing investment advisory services to its clients, including the Master Fund. The primary business of Indus Partners is acting as general partner to private investment funds, including the Master Fund. The Master Fund is principally engaged in the business of investing in securities. Messrs. Kasowitz and Gill are the managing members of Indus Capital and Indus Partners. The principal business address of the Reporting Persons is 888 7th Avenue, 26th Floor, New York, NY 10019.

(d)       None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 1,430,860 Shares beneficially owned by the Reporting Persons came from working capital of Indus Markor Master Fund, L.P., which is the direct owner of the Shares. The net investment costs (including commissions, if any) of the Shares beneficially owned by the Reporting Persons is approximately $20,559,738. No borrowed funds were used to purchase the shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares beneficially owned by the Reporting Persons were acquired for investment in the ordinary course of the Reporting Persons' investment activities based on the belief that the Shares were undervalued and represented an attractive investment opportunity.

On August 1, 2018, the Master Fund entered into a tender and support agreement with Focus Brands Inc. and a subsidiary thereof (the “Tender and Support Agreement”) in connection with an agreement and plan of merger entered into between the Issuer and Focus Brands Inc. (the “Merger Agreement”) pursuant to which a subsidiary of Focus Brands Inc. will commence a tender offer to purchase all of the outstanding Shares for $13 per share in cash. Pursuant to the terms of the Tender and Support Agreement, unless the Merger Agreement is validly terminated, the Master Fund agrees, among other things: (i) to tender all of it Shares in the tender offer; (ii) vote all of its Shares in any annual or special meeting of the shareholders of the Issuer against any action, agreement or transaction that is intended or would be reasonably expected to prevent, impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the merger; (iii) transfer, sell, assign, gift, grant an interest in, hedge, pledge, dispose of or otherwise encumber any of its Shares; or (iv) solicit, initiate, encourage the submission of or otherwise take any action that would reasonably be expected to lead to a takeover proposal.

The foregoing was a summary of the Merger Agreement and certain material terms of the Tender and Support Agreement. The foregoing descriptions are not, and do not purport to be, complete and are qualified in their entirety by reference to the full text of those documents, which have been filed as Exhibits B and C, respectively, and are incorporated herein by reference.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market transactions or privately negotiated transactions. The Reporting Persons may also communicate with the Issuer’s board of directors, management and/or other holders of Shares from time to time.

Item 5.	Interest in Securities of the Issuer.

(a) – (d)   As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 1,430,860 Shares, constituting 9.2% of the Shares, based upon 15,588,206 Shares outstanding as of the date hereof. Each of the Reporting Persons has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,430,860 Shares. Each of the Reporting Persons has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,430,860 Shares.

There have been no transactions in the Shares by the Reporting Persons during the past sixty days.

(e)            N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. In addition, the Reporting Persons hold derivative positions related to Shares in the form of total return swap instruments. The total return swap positions are cash settled. The Reporting Persons do not and cannot directly control the voting rights associated with the derivative positions, and they do not and cannot direct or control the purchases or sales, if any, of any Shares held by the relevant derivative counterparties. The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described in this Item 6, Item 4 above and/or incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement

Exhibit B:  Merger Agreement, dated as of August 1, 2018 (incorporated by reference to Exhibit 2.1 of the Form 8-K filed with the SEC by the Issuer on August 2, 2018)

Exhibit C:  Form of Tender and Support Agreement, dated as of August 1, 2018 (incorporated by reference to Exhibit 99.1 of the Form 8-K filed with the SEC by the Issuer on August 2, 2018)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 6. 2018
Date

Indus Capital Partners, LLC*
By: /s/ Brian Guzman
Name: Brian Guzman Title: General Counsel
Indus Partners, LLC* By: /s/ Brian Guzman Name: Brian Guzman Title: General Counsel Indus Markor Master Fund, L.P. By: Indus Partners, LLC, its general partner
By: /s/ Brian Guzman Name: Brian Guzman Title: General Counsel
Sheldon Kasowitz*

/s/ Sheldon Kasowitz Byron Gill* /s/ Byron Gill

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 1 to Schedule 13D, dated August 6, 2018, relating to the Common Stock, $0.001 par value, of Jamba, Inc. shall be filed on behalf of the undersigned.

August 6. 2018
Date

Indus Capital Partners, LLC
By: /s/ Brian Guzman
Name: Brian Guzman Title: General Counsel
Indus Partners, LLC By: /s/ Brian Guzman Name: Brian Guzman Title: General Counsel Indus Markor Master Fund, L.P. By: Indus Partners, LLC, its general partner
By: /s/ Brian Guzman Name: Brian Guzman Title: General Counsel
Sheldon Kasowitz

/s/ Sheldon Kasowitz Byron Gill /s/ Byron Gill